1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

April 25, 2023

VIA EDGAR

Ms. Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,620

Dear Ms. O’Neal:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,620 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of iShares iBonds Dec 2029 Term Muni Bond ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided written comments to the Trust on April 3, 2023. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the applicable Fund’s prospectus unless otherwise defined in this letter.

Comment 1:	Since this is a new fund, please disclose in a footnote to the table that “Other Expenses” are based on estimated amounts for the current fiscal year.

Response:	The Fund has revised “Other Expenses” to “None” because the Fund does not currently have any “Other Expenses” and does not expect to incur any “Other Expenses” at this time under the Fund’s unitary fee expense structure.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Securities and Exchange Commission

April 25, 2023

Comment 2:	The disclosure on page S-2 states, “(ii) a final maturity up to four years after the index maturity.” If true, consider adding “(2033)” after “four years.” Otherwise, please clarify the meaning of “index maturity year.”

Response:	The Trust respectfully believes that “index maturity year” in the Prospectus has been adequately described. The Trust believes that it is clear from, among other things, the Fund’s name, the Underlying Index’s name, and disclosure in the Principal Investment Strategies, including for example on page S-2 that with respect to the inclusion of non-callable bonds, the Underlying Index will only include “non-callable bonds maturing in 2029,” that the Fund’s index maturity year is 2029.

Comment 3:	On page S-3, please revise the language to specifically exclude cash and cash equivalents from derivative positions for purposes of calculating the 80% test. Please note that it is unlikely that the Staff will grant an acceleration request for effectiveness with the disclosure as proposed.

Response:	The Trust respectfully submits that the Fund’s treatment of cash positions associated with derivatives for purposes of its respective 80% policy under the Names Rule is not inconsistent with the Names Rule and is consistent with recent policy proposals of the Commission.

As the Commission recently acknowledged in in its 2022 proposal to amend the Names Rule (the “Names Rule Amendments Proposal”), the Commission “has not specifically addressed how to include a derivatives instrument” in the calculation of a fund’s 80% basket for purposes of complying with the Names Rule.[1] The Commission stated in the Names Rule Amendments Proposal (emphasis added):

A fund, therefore, currently could include derivatives with [economic characteristics similar to the securities included in the 80% basket] along with cash market investments in assessing whether 80% of the value of its assets is invested in accordance with the investment focus that the fund’s name suggests.[2]

Because cash is often held solely for the purposes of covering the obligations under a derivative instrument and therefore is intrinsically tied to that instrument, this position makes sense and is consistent with the intent of the Names Rule. As noted below, the Commission’s positions in the Names Rule Amendments Proposal are intended to permit funds to reflect their principal investment exposure in their name to assist investor understanding.

[1]	Investment Company Names, Release No. IC-34593, 15 (May 25, 2022), available at https://www.sec.gov/rules/proposed/2022/33-11067.pdf.
[2]	Id. at 49.

Securities and Exchange Commission

April 25, 2023

With respect to the inclusion of cash in the 80% basket, the Commission has only publicly stated that cash and cash equivalents “that could be used to meet redemption requests” could be included in a fund’s 20% basket rather than the 80% basket, but has not taken a position more generally.[3] None of the current Names Rule itself, its proposing or adopting releases, or the Staff’s Frequently Asked Questions on the Names Rule address the treatment of derivatives or cash and cash equivalents associated with derivatives.[4] The Trust also is unaware of any Staff policy interpreting the Names Rule as requiring that cash associated with derivatives transactions be treated in a particular manner for purposes of calculating an 80% basket.[5]

In the Names Rule Amendments Proposal, the Commission proposed amendments to the Names Rule that would clarify specifically how funds should value derivatives and how funds should treat cash associated with derivatives positions.[6] The Commission stated that the purpose of its amendments to the Names Rule related to derivatives is to, among other things, “reflect the investment exposure derivatives investments create better[.]” (emphasis added).[7]

The Trust submits that, under the current Names Rule and Commission guidance, the Fund is not prohibited from treating cash associated with a derivatives position as part of that derivative position in calculating the 80% test, and that this treatment permits names that reflect the investment exposure of derivatives investments, consistent with the Commission’s

[3]	Investment Company Names, Release No. IC-24828 (Jan. 17, 2001) (“Names Rule Adopting Release”), available at https://www.sec.gov/rules/final/ic-24828.htm.
[4]

Rule 35d-1, 17 CFR § 270.35d-1; Investment Company Names, Release No. IC-22530 (Feb. 27, 1997) (“Names Rule Proposing Release”); Names Rule Adopting Release, supra note 3; SEC Division of Investment Management, Frequently Asked Questions About Rule 35d-1 (Investment Company Names), available at https://www.sec.gov/ divisions/investment/guidance/rule35d-1faq.htm (last visited April. 5, 2023).

[5]

Prior to the adoption of the current Names Rule, the policy of the Staff changed over time and was expressed primarily in staff guidelines and “Dear Registrant” comment letters. See Request for Comments on Fund Names, Release No. IC-33809, 4, fn. 8 (Mar. 2, 2020), available at https://www.sec.gov/rules/other/2020/ic-33809.pdf. Among other views, the Staff at one time took the position that a fund’s 80% bucket should exclude “cash, government securities, and short-term commercial paper. See id.; see also Guidelines for the Preparation of Form N-8b-1, Release No. IC-7221 (Jun. 9, 1972).

[6]	Names Rule Amendments Proposal at 48–59. See also, the definition of Derivatives Transaction under Rule 18f- 4. Rule 18f-4(a), 17 C.F.R. § 270.18f-4(a).
[7]

Names Rule Amendments Proposal at 49. See also, The Report of the Task Force on Investment Company Use of Derivatives and Leverage, Committee on Federal Regulation of Securities, ABA Section of Business Law (Jul. 6, 2010), available at https://www.americanbar.org/content/dam/aba/publications/blt/2010/08/inside-buslaw-derivative-leverage-201008.pdf.

Securities and Exchange Commission

April 25, 2023

stated intent in the Names Rule Amendments Proposal. The Trust further notes that, based on its review of public disclosure of certain unaffiliated fund complexes, such unaffiliated funds with significant derivatives exposure and related cash positions appear to be interpreting the Names Rule in the same or a similar manner as the Fund.

Nevertheless, the Trust notes that any derivatives use by the Fund is expected to be de minimis, and therefore related cash positions are unlikely to impact Names Rule calculations.

Comment 4:	Please see ADI 2019-08 - Improving Principal Risks Disclosure. In particular, ensure that: (a) risks are presented by importance, (b) risks are tailored to the fund, and (c) if applicable, disclosure states the fund is not appropriate for certain investors.

Response:	The Trust respectfully submits that the current order of the risk factors is appropriate, and that the risk factors accurately convey the Fund’s key risks. The Trust notes that the following disclosure is included in the sections titled “Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”: “The order of the below risk factors does not indicate the significance of any particular risk factor.” The Trust continues to review internally how it orders risk disclosure in light of guidance from the Division of Investment Management and recent disclosure reform proposals.

Comment 5:	On page 57 of the SAI, please delete the phrase “or have an adverse effect on the Fund or its shareholders (e.g., jeopardize the Fund’s tax status)” in prong (iv). The Staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). While the Staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the Staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Securities and Exchange Commission

April 25, 2023

Response:	The Trust respectfully submits that this disclosure has been discussed previously with the Staff and is consistent with prior comments received from David Orlic. We note that the current language reflects amendments from prior language that the Staff objected to and reflects additional conversations with the Staff in August 2022. (Please see the Trust’s letter filed with the Commission on August 26, 2022 in connection with PEA 2,549).

*    *     *    *

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Michael Gung

George Rafal

Toree Ho

Jakob Edson